

May 25, 2011

Laurence S. Geller
Chief Executive Officer
Strategic Hotels & Resorts, Inc.
200 West Madison Street, Suite 1700
Chicago, Illinois 60606

> **Re: Strategic Hotels & Resorts, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-32223**

Dear Mr. Geller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.   To the extent management considers FFO or EBITDA to be key performance measures, in future Exchange Act periodic reports, please provide disclosure regarding these measures and provide the appropriate reconciliation.

2.   To the extent material, please disclose in your future Exchange Act periodic reports any publicly disclosed strategies to exit or enter particular markets.

Revenues, page 32

3.   We note your discussion of Total RevPAR on page 33. In future Exchange Act periodic reports, please provide a clear definition of this measure.

Liquidity and Capital Resources, page 48

4.   We note your disclosure on page 49 that you have unpaid cumulative preferred dividends totaling $61.8 million. To the extent that you continue to have unpaid preferred dividends, in future Exchange Act periodic reports, please explain in more detail the material consequences to your results of operations or liquidity.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any questions.

                                                Sincerely,

                                                Michael McTiernan
                                                Assistant Director

cc: Michael L. Zuppone
        Paul, Hastings, Janofsky & Walker LLP
        Via facsimile: (212) 230-7752